Exhibit 99.2

GDS HOLDINGS LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 6, 2020

Dear Shareholders,

Notice is hereby given that GDS Holdings Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders (the “Meeting”) at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C. at 4:00 p.m. (China Standard Time) on August 6, 2020 for the following purposes:

To table the financial statements of the Company for the year ended December 31, 2019, as contained in the 20-F annual report of the Company issued on April 17, 2020.

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

1.                      that Mr. Gary J. Wojtaszek be re-elected as a director of the Company;

2.                      that Mr. Satoshi Okada be re-elected as a director of the Company;

3.                      that the appointment of KPMG Huazhen LLP as independent auditor of the Company for the fiscal year ending December 31, 2020 be confirmed;

4.                      to approve the amendment to Section 3(a) of the 2016 Equity Incentive Plan of the Company (the “ESOP Amendment”) as follows:

“Subject to the provisions of Section 9 and paragraph (b) of this Section 3, the maximum number of Shares which may be issuable pursuant to Awards under the Plan is 56,707,560 Shares, provided, however, that the maximum number of unallocated Shares which may be issuable pursuant to Awards under the Plan shall be automatically increased on the first day of each fiscal year (i.e., January 1 of each calendar year) during which the Plan remains in effect to three percent (3%) of the then total issued and outstanding Shares of the Company, if and whenever the unallocated Shares which may be issuable pursuant to Awards under the Plan account for less than one and half percent (1.5%) of the then total issued and outstanding Shares of the Company, provided further that solely for the fiscal year 2020, the increase of the unallocated Shares which may be issuable pursuant to Awards under the Plan will be given effect as of the date of the approval by the shareholders at the annual general meeting (but calculated based on the total issued and outstanding shares of the Company as of January 1, 2020).”

5.                      that the Board of Directors of the Company be authorized to allot or issue, in the 12-month period from the date of the Meeting, ordinary shares or other equity or equity-linked securities of the Company up to an aggregate twenty per cent. (20%) of its existing issued share capital of the Company at the date of the Meeting, whether in a single transaction or a series of transactions (OTHER THAN any allotment or issues of shares on the exercise of any options that have been granted by the Company); and

6.                     that each of the directors and officers of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2019 with the Securities and Exchange Commission on April 17, 2020, which may be accessed on the Company’s investor relations website at investors.gds-services.com and on the SEC’s website at www.sec.gov. The Company will provide hardcopies of the annual report, free of charge, to its shareholders and the holders of the Company’s American depositary shares (“ADS”) upon request submitted to ir@gds-services.com.

You can find more information about the agenda in the attached proxy statement.

The Board of Directors of the Company has fixed the close of business on July 10, 2020 (China Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjourned or postponed meeting thereof. Accordingly, only shareholders registered in the register of members of the Company at the close of business on the Record Date are entitled to attend and vote at the Meeting or at any adjournment that may take place. The share register of the Company will not be closed. Holders of the Company’s ADS who wish to exercise their voting rights for the underlying shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

We cordially invite all shareholders of the Company to attend the Meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Any representative of a corporate shareholder attending the Meeting would need to produce a letter/board resolutions showing the authorization to represent such shareholder to the Company.

Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Cathy Zhang, Legal Counsel, GDS Holdings Limited, F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, P.R.C., +86-21-20292200, as soon as possible and in any event not later than 48 hours before the time for holding the Meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish and in such event the proxy shall be deemed to be revoked.

The Notice of the Annual General Meeting of Shareholders, the Proxy Card and the Proxy Statement are also available through our website at http://investors.gds-services.com.

By Order of the Board of Directors,

William Huang Wei
Chairman of the Board and
Chief Executive Officer